EXHIBIT 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three Months Ended March 31,2007 and 2006

	Three Months Ended
	March 31,
	2007	2006
	(In thousands of dollars)
BASIC EARNINGS PER SHARE

Average common shares outstanding	81,890	86,577

Net income	$92,363	$163,453

Basic earnings per share	$1.13	$1.89

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	81,890	86,577
Common stock equivalents	464	650

Adjusted weighted average diluted shares outstanding	82,354	87,227

Net income	$92,363	$163,453

Diluted earnings per share	$1.12	$1.87